Exhibit 99(d) Energy Future Intermediate Holding Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011	Twelve Months Ended September 30, 2012	Twelve Months Ended September 30, 2011
Net income	$308	$367	$358	$438
Income tax expense	35	72	36	89
Interest expense and related charges	368	259	457	341
EBITDA	$711	$698	$851	$868
Oncor Holdings distributions	100	64	152	91
Interest income	(462)	(463)	(551)	(596)
Equity in earnings of unconsolidated subsidiary (net of tax)	(249)	(235)	(300)	(272)
Adjusted EBITDA per Incurrence Covenant	$100	$64	$152	$91
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	1,254	1,206	1,571	1,508
Adjusted EBITDA per Restricted Payments Covenant	$1,354	$1,270	$1,723	$1,599